SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, April 29, 2011

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
CONASEV

Att. Registro Público del Mercado de Valores
Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law, and the article 4 of the Material Events, Reserved Information and Others Communications Law approved by CONASEV Resolution N° 107-2002-EF/94.10, an authorize by SBS Resolution N° 4913-2011, Credicorp Ltd. complies with notifying you of the following Material Event.

In accordance with the material event published on April 25, 2011 regarding the transfer of shares of El Pacifico Vida Compañia de Seguros y Reaseguros (PV) held by Credicorp to its subsidiary El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros S.A. (PPS), we comply to report that on April 28, 2011, 1,776,000 (One Million, Seven Hundred Seventy Six Thousand) ordinary shares have been transferred to PPS. These transferred shares represent 24% of El Pacífico Vida Compañía de Seguros y Reaseguros’ capital stock.

The value of the total shares transferred is S/.177, 244,800 (One  Hundred,  Seventy  Seven  Million,  Two  Hundred  Forty  Four  Thousand,  Eight  Hundred 00/100 Nuevos Soles).

Sincerely,

/s/ Mario Ferrari
Stock Market Representative Credicorp Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative